UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Computer Programs and Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

205306103

(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.

GILEAD CAPITAL LP

157 Columbus Avenue, Suite 403

New York, New York 10023

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

76,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 205306103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Computer Programs and Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6600 Wall Street, Mobile, Alabama 36695.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Gilead Capital Master Fund Ltd. (“Master Fund”), a Cayman Islands exempted company;
(ii)	Gilead Capital LP (“Gilead Capital”), a Delaware limited partnership, as the investment manager to Master Fund and to separately managed accounts (the “Gilead Managed Accounts”);
(iii)	Gilead Capital GP LLC (“Gilead Capital GP”), a Delaware limited liability company, as the general partner of Gilead Capital; and
(iv)	Jeffrey A. Strong, as the sole director of Master Fund and the managing member of Gilead Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Gilead Master does not have any executive officers. Jeffrey A. Strong is the sole director of Master Fund.

(b)       The address of the principal office of Master Fund is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008. The address of the principal office of each of Gilead Capital, Gilead Capital GP and Mr. Strong is 157 Columbus Avenue, Suite 403, New York, New York 10023.

(c)       The principal business of Master Fund is investing in securities. The principal business of Gilead Capital is providing discretionary investment advice and management services to Master Fund, the Gilead Managed Accounts, and other institutional clients. The principal business of Gilead Capital GP is acting as the general partner of Gilead Capital. The principal occupation of Mr. Strong is serving as the managing member of Gilead Capital GP and Chief Investment Officer and Managing Partner of Gilead Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 205306103

(f)       Master Fund is organized under the laws of the Cayman Islands. Each of Gilead Capital and Gilead Capital GP is organized under the laws of the State of Delaware. Mr. Strong is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Master Fund and held in the Gilead Managed Accounts were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 76,173 Shares beneficially owned by Master Fund is approximately $2,216,244, including brokerage commissions. The aggregate purchase price of the 994,397 Shares held in the Gilead Managed Accounts is approximately $26,947,714, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, overall business strategy, board composition (which include reconstitution of the board and the inclusion of a Gilead Capital representative on the Issuer's board of directors), corporate governance, executive compensation, management, investor communications, operations, capital allocation, dividend policy, financial condition, and mergers and acquisitions strategy. The Reporting Persons may also have conversations about similar topics with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, conditions in the securities markets and general economic and industry conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein above or such as would occur upon or in connection with completion of, or following, any of the actions discussed above.

7

CUSIP NO. 205306103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,085,989 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2018.

A.	Master Fund
(a)	As of the close of business on January 16, 2019, Master Fund directly beneficially owned 76,173 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 76,173
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 76,173

(c)	The transactions in the Shares by Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Gilead Capital
(a)	As of the close of business on January 16, 2019, 994,397 Shares were held in the Gilead Managed Accounts. Gilead Capital, as the investment manager of Master Fund and the Gilead Managed Accounts, may be deemed the beneficial owner of the 76,173 Shares owned by Master Fund and the 994,397 Shares held in the Gilead Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,070,570
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,070,570

(c)	The transactions in the Shares through the Gilead Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Gilead Capital GP
(a)	Gilead Capital GP, as the general partner of Gilead Capital, may be deemed the beneficial owner of the 76,173 Shares owned by Master Fund and the 994,397 Shares held in the Gilead Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,070,570
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,070,570

(c)	Gilead Capital GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund and through the Gilead Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP NO. 205306103

D.	Jeffrey A. Strong
(a)	Mr. Strong, as the sole director of Master Fund and the managing member of Gilead Capital GP, may be deemed the beneficial owner of the 76,173 Shares owned by Master Fund and the 994,397 Shares held in the Gilead Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,070,570
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,070,570
(c)	Mr. Strong has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Master Fund and through the Gilead Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person, other than the Reporting Persons and the Gilead Managed Accounts, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 17, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

9

CUSIP NO. 205306103

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Gilead Capital Master Fund Ltd., Gilead Capital LP, Gilead Capital GP LLC and Jeffrey A. Strong, dated January 17, 2019.

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CUSIP NO. 205306103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2019

Gilead Capital Master Fund Ltd.

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Sole Director

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong

11

CUSIP NO. 205306103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Gilead Capital Master Fund Ltd.

Sale of Common Stock	(690)	26.4331	12/07/2018
Sale of Common Stock	(3,614)	26.2658	12/10/2018
Sale of Common Stock	(666)	26.6689	12/11/2018
Sale of Common Stock	(937)	26.7313	12/12/2018
Sale of Common Stock	(736)	26.3375	12/13/2018
Sale of Common Stock	(24)	26.2100	12/14/2018
Sale of Common Stock	(1,136)	26.3850	01/04/2019
Sale of Common Stock	(77)	26.0711	01/04/2019
Sale of Common Stock	(56)	26.6825	01/07/2019
Sale of Common Stock	(2,817)	26.8965	01/08/2019
Sale of Common Stock	(2,336)	27.1254	01/09/2019
Sale of Common Stock	(1,420)	27.0141	01/10/2019

GILEAD CAPITAL LP

(Through the Gilead Managed Accounts)

Sale of Common Stock	(9,030)	26.4331	12/07/2018
Sale of Common Stock	(47,285)	26.2658	12/10/2018
Sale of Common Stock	(8,715)	26.6689	12/11/2018
Sale of Common Stock	(12,263)	26.7313	12/12/2018
Sale of Common Stock	(9,634)	26.3375	12/13/2018
Sale of Common Stock	(316)	26.2100	12/14/2018
Sale of Common Stock	(14,864)	26.3850	01/04/2019
Sale of Common Stock	(1,013)	26.0711	01/04/2019
Sale of Common Stock	(744)	26.6825	01/07/2019
Sale of Common Stock	(36,863)	26.8965	01/08/2019
Sale of Common Stock	(30,564)	27.1254	01/09/2019
Sale of Common Stock	(18,580)	27.0141	01/10/2019